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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
SCHEDULE TO

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Falcon Financial Investment Trust
(Name of Subject Company (Issuer))

FLASH ACQUISTION COMPANY LLC
a wholly-owned subsidiary of

iSTAR FINANCIAL INC.
(Names of Filing Persons—Offerors)

COMMON SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

306032 10 3
(CUSIP Number of Class of Securities)

Catherine D. Rice	With a copy to:
Chief Financial Officer	Kathleen Werner, Esq.
iStar Financial Inc.	Clifford Chance US LLP
1114 Avenue of the Americas	31 West 52nd Street
New York, New York 10036	New York, New York 10019
(212) 930-9400	(212) 878-8000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$119,739,240(1)	$14,093.31(2)
(1)
Estimated for the purposes of calculating the amount of the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $7.50 (i.e., the tender offer price) and (ii) 15,965,232, the estimated number of common shares of beneficial interest to be acquired in this tender offer and the merger.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by .01177%.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$14,093.31	Filing Parties:	Flash Acquisition Company LLC
Form or Registration No.:	Schedule TO-T	Date Filed:	January 31, 2005
☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Schedule TO

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") originally filed on January 31, 2005, by Flash Acquisition Company LLC ("Flash"), a Maryland limited liability company and a wholly owned subsidiary of iStar Financial Inc. ("iStar"), a Maryland corporation. The Schedule TO relates to the offer by Flash to purchase all of the issued and outstanding common shares of beneficial interest, par value $.01 per share (the "Shares"), of Falcon Financial Investment Trust ("Falcon"), a Maryland real estate investment trust, at a purchase price of $7.50 per Share, net to the seller in cash, without interest (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2005 (the "Offer to Purchase"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

        Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 4. Terms of the Transaction

        The answer to the question "Does Falcon intend to declare a dividend prior to the expiration of the Offer?" on page 3 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

  "Yes. On February 1, 2005, Falcon announced that its Board of Trustees declared a quarterly cash dividend of $.11 per Share for the quarter ended December 31, 2004. The dividend is payable on February 18, 2005, to shareholders of record on February 11, 2005. Payment of the dividend will not result in any adjustment to the Offer Price."

        The penultimate paragraph under "Section 2—Acceptance for Payment and Payment for Shares" on page 14 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

  "All conditions of the Offer, other than those relating to required regulatory approvals, must be satisfied or waived as of the Expiration Date and the Purchaser may not accept any tendered Shares until the Offer has expired. The Purchaser will pay for or return tendered shares promptly after the Expiration Date. Notwithstanding the immediately preceding sentence and subject to applicable rules and regulations of the SEC and the terms of the Merger Agreement, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with applicable laws. Any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to pay the Offer Price or to return Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer."

        "Section 3—Procedure for Tendering Shares—Appointment as Proxy" on page 17 of the Offer to Purchase is hereby amended by deleting the penultimate sentence of the section.

        "Section 3—Procedure for Tendering Shares—Determination of Validity" on page 17 of the Offer to Purchase is hereby amended by inserting immediately before the penultimate sentence a sentence that reads as follows:

  "The Purchaser reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer, except the Minimum Condition, provided that if the Purchaser waives a condition of the Offer with respect to a particular tender of Shares, the Purchaser will waive that condition with respect to all tenders of Shares."

        The last bulleted paragraph under "Section 14—Certain Conditions of the Offer" on page 47 of the Offer to Purchase is hereby amended by replacing the phrase "dated as of the date of the purchase of Shares pursuant to the Offer" with the phrase "dated as of the Expiration Date".

        The paragraph immediately preceding "Section 15—Certain Legal Matters" on page 47 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

          "Subject to the provisions of the Merger Agreement, the foregoing conditions are solely for the benefit of Parent and Subsidiary. All conditions of the Offer, other than those relating to required regulatory approvals, must be satisfied or waived prior as of the Expiration Date and the Purchaser may not accept any tendered Shares until the Offer has expired."

        The first three paragraphs under "Section 16—Fees and Expenses" on page 48 of the Offer to Purchase are hereby deleted in their entirety and replaced with the following:

          "Lehman has acted as financial advisor to Falcon in connection with this transaction. Falcon has agreed to pay Lehman customary compensation for its services as financial advisor and will reimburse Lehman for its reasonable out-of-pocket expenses incurred in connection with its engagement as a financial advisor. Falcon has also agreed to indemnify Lehman and related persons against certain liabilities and expenses in connection with its engagement as financial advisor, including certain liabilities and expenses under the federal securities laws. For more information regarding Lehman's fees, see the information set forth under heading "Item 5—Persons/Assets Ratained, Employed, Compensated or Used" in Falcon's Schedule 14D-9, which was filed with the Securities and Exchange Commission and mailed to shareholders with the Offer to Purchase.

          "UBS Securities LLC ("UBS") is acting as Dealer Manager in connection with the Offer. iStar has agreed to pay UBS $150,000 for its services and will also reimburse UBS for its reasonable out-of-pocket expenses incurred in connection with its engagement as a Dealer Manager (which are not expected to be material). iStar has also agreed to indemnify UBS and related persons against certain liabilities and expenses incurred in connection with its engagement as Dealer Manager, including certain liabilities and expenses incurred under the federal securities laws.

          "The Purchaser has retained Computershare Trust Company of New York ("Computershare") to act as the Depositary and Georgeson Shareholder Communications Inc. ("Georgeson") to act as the Information Agent in connection with the Offer. Computershare will receive a base fee of $7,500 and additional fees of $2,500 each time a midnight expiration passes and each time the Offer is extended. Georgeson will receive a base fee of $8,500 and an additional fee of $1,000 each time the Offer is extended. The Purchaser has also agreed to reimburse each of Computershare and Georgeson for their respective reasonable out-of-pocket expenses (which are not expected to be material) and to indemnify each of Computershare and Georgeson against certain liabilities incurred in connection with their respective services, including certain liabilities incurred under the federal securities laws."

2

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

FLASH ACQUISITION COMPANY LLC
By:	/s/ JAY SUGARMAN
	Name:	Jay Sugarman
	Title:	President
By:	/s/ CATHERINE D. RICE
	Name:	Catherine D. Rice
	Title:	Vice President

3

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

ISTAR FINANCIAL INC.
By:	/s/ JAY SUGARMAN
	Name:	Jay Sugarman
	Title:	Chairman and Chief Executive Officer
By:	/s/ CATHERINE D. RICE
	Name:	Catherine D. Rice
	Title:	Chief Financial Officer

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Schedule TO